UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number: 000-25489

PURE NICKEL INC.
(formerly "Nevada Star Resource Corp.")
(Translation of registrant's name into English)

95 Wellington Street West
Suite 900
Toronto, Ontario M5J 2N7
CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Period Ended August 31, 2011

99.2	Interim Management's Discussion and Analysis for the Period Ended August 31, 2011

99.3	CEO Certification of Interim Filings

99.4	CFO Certification of Interim Filings

99.5	News Release dated October 13, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURE NICKEL INC.
(Registrant)

Date: October 13, 2011	By:	/s/ David McPherson

David McPherson
	Title:	President and Chief Executive Officer